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                                        March 25, 1999

                                        CONFIDENTIAL


Board of Directors
Convergys Corporation
201 East Fourth Street
Cincinnati, OH  45202


Dear Members of the Board:

We understand that Convergys Israel Investments Ltd. ("Sub"), a wholly owned subsidiary of Convergys Corporation ("Convergys" or the "Parent"), proposes to make a tender offer (the "Offer") to purchase all the Ordinary Shares (the "Shares") of Wiztec Solutions Ltd. ("Wiztec" or the "Company") for $18.00 per share (the "Offer Price"). The terms and conditions of the Offer are more fully detailed in the Offer to Purchase as defined below. We also understand that an affiliate of Parent currently owns approximately 70% of the issued and outstanding Shares, which it intends to tender in the Offer.

You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to Wiztec shareholders (other than affiliates of Parent).

Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Convergys' Board of Directors and will receive a fee from Convergys upon the successful conclusion of the Offer, in addition to the fee we earned in the prior transaction in which Convergys assumed a controlling interest in Wiztec.


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In rendering our opinion, we have, among other things:

 1.) reviewed the terms of the Offer to Purchase (the "Offer to Purchase") and the associated exhibits thereto in the form of the draft dated March 24, 1999 furnished to us by legal counsel to Convergys on March 24, 1999 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the Offer to Purchase pursuant to which the Offer will be made);

 2.) reviewed Wiztec's Form 20-F for its fiscal year ended December 31, 1997, including the audited financial statements included therein and unaudited financial statements for the twelve months ended December 31, 1998 included in Wiztec's February 3, 1999 press release;

 3.) reviewed certain internal financial and operating information, including certain projections through 2003, relating to Wiztec prepared and provided to us by Convergys management;

 4.) participated in discussions with Wiztec management concerning the operations, business strategy, financial performance and prospects for Wiztec;

 5.) compared certain aspects of the financial performance of Wiztec with public companies we deemed comparable;

 6.) analyzed available information, both public and private, concerning other transactions we believe to be comparable in whole or in part to the Offer;

 7.) reviewed Convergys' Form S-1, as amended, relating to its initial public offering, including the audited financial statements included therein, and Convergys' Form 10-Q for the quarterly period ended September 30, 1998, including the unaudited financial statements included therein;


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 8.) participated in discussions with Convergys management concerning the operations, business strategy, financial performance and prospects for Convergys;

 9.) discussed with Convergys management its view of the strategic rationale for the Offer;

10.) reviewed equity analyst reports covering Convergys;

11.) assisted in negotiations and discussions related to the Offer among Convergys, Wiztec and their financial and legal advisors; and

12.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information that was publicly available or furnished to us by Convergys, Wiztec or Wiztec's financial and legal advisors. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the managements of Convergys and Wiztec as to the future performance of Convergys and Wiztec. We have neither made nor obtained an independent appraisal or valuation of any of Wiztec's assets.

Based upon and subject to the foregoing, we are of the opinion that the Offer Price is fair, from a financial point of view, to Wiztec shareholders (other an affiliates of Parent).


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For purposes of this opinion, we have assumed that neither Convergys nor Wiztec is currently involved in any material transaction other than the Offer and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Wiztec Shares will trade at any time.

This opinion speaks only as of the date hereof and may be relied upon only by the Board of Directors of Convergys in connection with its consideration of the Offer and does not constitute a recommendation to any shareholder as to whether such shareholder should tender his shares pursuant to the Offer. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to, and the inclusion of this opinion in its entirety in the Offer to Purchase.


                                        Sincerely,

                                        Broadview International LLC